Exhibit (a)(1)(D)

[FORM OF LETTER FROM CHIEF EXECUTIVE OFFICER TO ELIGIBLE EMPLOYEES AND NON EMPLOYEE DIRECTORS]

To:        Eligible Employees and Non-Employee Directors
From:      Melissa Payner-Gregor
Date:      January 25, 2007
Subject:   Announcement of Option Exchange Offer

Bluefly is pleased to offer you an option exchange program that gives you an opportunity to exchange, on a grant-by-grant basis: (a) your eligible stock options that were vested as of August 31, 2006 for restricted stock awards ("Restricted Stock Awards") and (b) your eligible stock options that were not vested as of August 31, 2006 for deferred stock unit awards ("Deferred Stock Unit Awards"). This offer begins on January 25, 2007, and is scheduled to expire on February 23, 2007. Pat Barry and I are not eligible to participate but have already participated in an exchange through our employment agreements, which are described in the Offer to Exchange. The complete terms and conditions of the option exchange program are described in a document called the "Offer to Exchange," which has been filed with the Securities and Exchange Commission.

Your unexercised stock options eligible for exchange are those with exercise prices per share greater than $1.50. You may exchange one or more of your eligible options on a grant-by-grant basis for Restricted Stock Awards or Deferred Stock Unit Awards. No partial exchange of an outstanding stock option grant will be accepted.

Restricted Stock Awards will take the form of shares of restricted stock consisting of the right to receive restricted common stock of Bluefly upon vesting. Deferred Stock Unit Awards will take the form of deferred restricted stock units consisting of rights to receive Bluefly common stock on specified dates subsequent to vesting. If you remain employed by Bluely for a specified period after the granting of Restricted Stock Awards and Deferred Stock Unit Awards, you will become vested in a specified number of shares of Bluefly common stock in accordance with the applicable vesting schedule.

The company is offering Restricted Stock Awards and Deferred Stock Unit Awards to motivate and retain valued employees. As has occurred with many companies like ours, our stock price has experienced significant volatility and has declined over the past few years. As a result, many employees have "underwater" stock options with exercise prices significantly higher than the current market price for our common stock.

For instance, many employees and non employee directors hold stock options with exercise prices ranging from about $3.00 per share to $16.47 per share, while the current price of our common stock on Nasdaq is less. These underwater stock options may not achieve our goals of providing strong performance and employee retention incentives.

Bluefly's leadership and the Board firmly believe that superior company and stockholder performance is achieved when employees are stockholders. Unfortunately, we are likely to be more limited in our ability to take this approach in the future. However, this exchange program provides the opportunity to align employee interests with those of stockholders.

The option exchange program gives you the opportunity to benefit from the full value of Bluefly shares once the shares vest, while creating a win for investors. This new program will give you the opportunity to exchange stock options you hold that have exercise prices greater than $1.50 (i.e., out of the money options), for Restricted Stock Awards and/or Deferred Stock Unit Awards at exchange ratios set forth in the Offer to Exchange.

The exchange program is subject to the terms and conditions of a formal "Offer to Exchange" and related documents that have been filed with the Securities and Exchange Commission. These documents contain important information about the program, including a more specific description of the Restricted Stock Awards and Deferred Stock Unit Awards, a detailed set of questions and answers, the form of Award agreement you will receive if you elect to participate, our 2005 Stock Incentive Plan under which the Restricted Stock Awards and Deferred Stock Unit Awards will be granted, and the election forms required to participate. All of the documents related to this option exchange offer are included as exhibits to our Tender Offer Statement on Schedule TO, which we filed with the Securities and Exchange Commission on January 25, 2007. You may view these documents at the SEC's website at www.sec.gov.

You should review the following documents, which we've included in this package.

o        Offer to Exchange
o        Applicable form of award agreement
o        2005 Stock Incentive Plan
o        Summary Description of Bluefly's Option Exchange Program

PLEASE REVIEW THESE MATERIALS CAREFULLY.

In addition, you will receive a personalized Letter of Transmittal which will include a statement summarizing your current stock option grants, indicating:

         o Which of the options you hold may be eligible for this exchange (i.e., those option grants with exercises prices greater than $1.50);
         o The number of new Restricted Stock Awards and/or Deferred Stock Unit Awards you would be granted for each eligible option you choose to exchange; and
         o The vesting details of the Restricted Stock Awards and/or Deferred Stock Unit Awards.

The Letter of Transmittal, which is the document you must submit to the company in order to participate in the option exchange program. Your Letter of Transmittal will list all of your options that may be eligible for exchange and will permit you to make an election on a grant-by-grant basis whether you wish to have your options exchanged for Restricted Stock Awards and/or Deferred Stock Unit Awards. To participate, you must return your completed, signed and dated Letter of Transmittal before the expiration of the offer at 11:59 p.m., Eastern Standard Time, on February 23, 2007.

You will also receive a personalized form of Notice of Withdrawal, which is the document you must submit to the company if you wish to withdraw from the exchange program any options you previously elected to exchange. To withdraw any previous election, you must submit the Notice of Withdrawal prior to the expiration of the offer at the time and date stated above.

On January 25, 2007, we will conduct an employee meeting to further explain this program. You will be notified of the time and place of these meetings. During the offer period you may send any specific questions that you have to optionexchange@bluefly.com.

Finally, please note that participation in the stock option exchange program is VOLUNTARY. Bluefly does not recommend whether you should or should not elect to exchange your existing options. You must make your own decision regarding participation in the option exchange program. We encourage you to seek professional advice from your financial and tax advisors.

YOU WILL HAVE UNTIL 11:59 P.M., EASTERN TIME, ON FEBRUARY 23, 2007, TO ELECT TO PARTICIPATE IN THE EXCHANGE OFFER.

Thank You,

Melissa

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